June 27, 2012

Fellow Board Members,

It is with regret that I am writing to inform you of my decision to resign as Chairman of the Board, Chairman of the Audit Committee, and Director of Jones Soda Co., effective immediately.

It has been my pleasure to serve on the board for the last six years. However, as a result of recent changes in the strategic direction of the company and personnel, I am concerned that my philosophy and vision for the organization is not in line with the thinking of the majority of the Board of Directors. Therefore, I no longer feel that I can contribute effectively as a member of the Board.

I wish the organization only the best in the future, and regret any inconvenience my resignation may cause.

Sincerely,

/s/ Richard S. Eiswirth, Jr.
Richard S. Eiswirth, Jr.